SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

WINMARK CORPORATION

(Name of Subject Company (Issuer))

WINMARK CORPORATION

(Name of Filing Persons (Issuer))

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

974250102

(CUSIP Number of Class of Securities)

Anthony D. Ishaug

Chief Financial Officer and Treasurer

Winmark Corporation

605 Highway 169 North, Suite 400

Minneapolis, Minnesota 55441

(763) 520-8500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and

Communications on Behalf of Filing Person(s))

With a Copy to:

Jonathan B. Levy and April Hamlin

Lindquist & Vennum LLP

4200 IDS Center

80 South 8th Street

Minneapolis, Minnesota 55402

(612) 371-3211

CALCULATION OF FILING FEE:

Transaction Value (1)	Amount of Filing Fee (2)
$74,130,000	$8,614

(1)                         Solely for purposes of calculating the Filing Fee pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the transaction value was calculated assuming that 875,000 shares of common stock, no par value are purchased at the tender offer price of $84.72 per share in cash.

(2)                         The filing fee, calculated in accordance with Rule 0-11, is $116.20 per million of the aggregate transaction value.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO relates to the offer by Winmark Corporation, a Minnesota corporation (the “Company”), to purchase up to 875,000 shares of the Company’s common stock, no par value per share, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price per share of $84.72, net to the seller in cash without interest thereon.

The Company’s offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 15, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information contained in the Offer to Purchase is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1.                                 Summary Term Sheet.

The information under the heading “Summary Term Sheet” included in the Offer to Purchase is incorporated herein by reference.

Item 2.                                 Subject Company Information.

(a)                                 The name of the issuer is Winmark Corporation.  The address and telephone number of the issuer’s principal executive office are 605 Highway 169 North, Suite 400, Minneapolis, Minnesota 55441, (763) 520-8500.

(b)                                 The subject securities are shares of Winmark Corporation common stock, no par value. As of April 10, 2015, there were 4,999,594 shares of common stock issued and outstanding.  The information set forth in the Offer to Purchase under the heading “Introduction” is incorporated herein by reference.

(c)                                  Information about the trading market and the price of the shares set forth in the Offer to Purchase under the heading “Section 7-Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.                                 Identity and Background of Filing Person.

(a)                                 The filing person to which this Schedule TO relates is Winmark Corporation.  The address and telephone number of Winmark is set forth under Item 2(a) above.  The names and business addresses of each director and executive officer of Winmark are as set forth in the Offer to Purchase under the heading “Section 10-Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares,” and such information is incorporated herein by reference.

Item 4.                                 Terms of the Transaction.

(a)                                 The material terms of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet, ” “Section 1-Number of Shares; Proration,” “Section 2-Purpose of the Tender Offer, Certain Effects of the Offer; Plans and Proposals,” “Section 3-Procedures for Tendering Shares,” “Section 4-Withdrawal Rights,” “Section 5-Purchase of Shares and Payment of Purchase Price,” “Section 6-Conditions of the Tender Offer,” “Section 8-Source and Amount of Funds,” “Section 10 Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares,” “Section 12-U.S.

Federal Income Tax Consequences,” and “Section 13-Extension of the Tender Offer; Termination; Amendment” are incorporated herein by reference.

(b)                                 Information regarding purchases from officers, directors and affiliates of Winmark set forth in the Offer to Purchase under the heading “Section 10-Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

Item 5.                                 Past Contracts, Transactions, Negotiations and Agreements.

(e)                                  The information set forth in the Offer to Purchase under the heading “Section 10-Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

Item 6.                                 Purposes of the Transaction and Plans or Proposals.

(a)                                 Information regarding the purpose of the transaction is set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2-Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals” is incorporated herein by reference.

(b)                                 Information regarding the treatment of shares acquired pursuant to the tender offer set forth in the Offer to Purchase under the heading “Section 2-Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals” is incorporated herein by reference.

(c)                                  Information about any plans or proposals set forth in the Offer to Purchase under the headings “Section 2-Purpose of the Offer; Certain Effects of the Tender Offer; Plans and Proposals” and “Section 10-Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

Item 7.                                 Source and Amount of Funds or Other Consideration.

(a)                                 Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 8-Source and Amount of Funds” is incorporated herein by reference.

(b)                                 Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 8-Source and Amount of Funds” is incorporated herein by reference.

(d)                                 Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 8-Source and Amount of Funds” is incorporated herein by reference.

Item 8.                                 Interests in Securities of the Subject Company.

(a)                                 The information set forth under the heading “Section 10-Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” in the Offer to Purchase is incorporated herein by reference.

(b)                                 The information set forth under the heading “Section 10-Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9.                                 Persons/Assets, Retained, Employed, Compensated or Used.

(a)                                 The information set forth under the headings “Summary Term Sheet,” and “Section 14-Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.                          Financial Statements.

(a)                                 The financial and other information set forth under the heading “Section 9-Certain Information Concerning Winmark” is incorporated herein by reference.

(b)                                 The financial and other information set forth under the heading “Section 9-Certain Information Concerning Winmark” is incorporated herein by reference.

Item 11.                          Additional Information.

(a)(1) The information set forth under the heading “Section 10-Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” in the Offer to Purchase is incorporated herein by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

(a)(2) The information set forth under the heading “Section 11-Legal Matters, Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth under the heading “Section 11-Legal Matters, Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth under the heading “Section 2-Purpose of the Tender Offer; Certain Effects of the Offer; Plans and Proposals” in the Offer to Purchase is incorporated herein by reference.

(a)(5) There are no material pending legal proceedings relating to the Offer.  The information set forth under the heading “Section 11-Legal Matters, Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of this Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.  Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated April 15, 2015.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 15, 2015.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and

Other Nominees dated April 15, 2015.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(5)(A)	Press Release issued by Winmark Corporation on April 15, 2015.
(b)(1)	Agreement in principle by and among Winmark Corporation, Winmark Capital Corporation, Wirth Business Credit, Inc. and Prudential Investment Management Inc. dated April 9, 2015.
(b)(2)

Amendment No. 4 to Credit Agreement dated April 14, 2015 by and among Winmark Corporation, Winmark Capital Corporation, and Grow Biz Games, Inc. and The Private Bank and Trust Company and BMO Harris Bank N.A.

(b)(3)	Credit Agreement dated July 13, 2010, among Winmark Corporation and its subsidiaries and The PrivateBank and Trust Company.(1)
(d)(1)	Amended and Restated Stock Option Plan for Nonemployee Directors.(2)
(d)(2)	2001 Stock Option Plan, including forms of stock option agreements.(3)
(d)(3)	Amendment No. 1 to the 2001 Stock Option Plan.(4)
(d)(4)	2010 Stock Option Plan, including forms of stock option agreements.(5)
(d)(5)	First Amendment to the 2010 Stock Option Plan.(6)
(d)(6)	First Amendment to the Amended and Restated Stock Option Plan for Nonemployee Directors.(7)
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

(1)  Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 2010.

(2)  Incorporated by reference to Exhibit 10.3 to the Quarterly Report on 10-Q for the fiscal quarter ended June 27, 2009.

(3)  Incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K for the fiscal year ended December 30, 2000.

(4)  Incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K for the fiscal year ended December 30, 2006.

(5)  Incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K for the fiscal year ended December 26, 2009.

(6)  Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 2014

(7)  Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2015	WINMARK CORPORATION

/s/ Anthony D. Ishaug
Anthony D. Ishaug
CHIEF FINANCIAL OFFICER AND TREASURER

EXHIBIT INDEX

Exhibit No.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated April 15, 2015.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 15, 2015.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 15, 2015.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(5)(A)	Press Release issued by Winmark Corporation on April 15, 2015.
(b)(1)	Agreement in principle by and among Winmark Corporation, Winmark Capital Corporation, Wirth Business Credit, Inc. and Prudential Investment Management Inc. dated April 9, 2015.
(b)(2)

Amendment No. 4 to Credit Agreement dated April 14, 2015 by and among Winmark Corporation, Winmark Capital Corporation, and Grow Biz Games, Inc. and The Private Bank and Trust Company and BMO Harris Bank N.A..

(b)(3)	Credit Agreement dated July 13, 2010, among Winmark Corporation and its subsidiaries and The PrivateBank and Trust Company.(1)
(d)(1)	Amended and Restated Stock Option Plan for Nonemployee Directors.(2)
(d)(2)	2001 Stock Option Plan, including forms of stock option agreements.(3)
(d)(3)	Amendment No. 1 to the 2001 Stock Option Plan.(4)
(d)(4)	2010 Stock Option Plan, including forms of stock option agreements.(5)
(d)(5)	First Amendment to the 2010 Stock Option Plan.(6)
(d)(6)	First Amendment to the Amended and Restated Stock Option Plan for Nonemployee Directors.(7)
(g)	Not applicable.
(h)	Not applicable.

(1)  Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 2010.

(2)  Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the fiscal year ended June 27, 2009.

(3)  Incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K for the fiscal year ended December 30, 2000.

(4)  Incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K for the fiscal year ended December 30, 2006.

(5)  Incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K for the fiscal year ended December 26, 2009.

(6)  Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 2014

(7)  Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 2014.